UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 15 July, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	15th July 2011

AIB - European Banking Authority Stress Test

Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB] notes today's announcements of the EU-wide stress testing exercise co-ordinated by the European Banking Authority (EBA) under the supervision of the Central Bank of Ireland (CBI). The Educational Building Society was not included in the EBA exercise.

The result of the EBA Stress test takes into account the recapitalisation measures announced following the Prudential Capital Assessment Review (PCAR). The EBA methodology includes a number of differences to the methodology applied in the PCAR exercise conducted by the CBI in March 2011. The EBA stress test set a 5% Core Tier 1 capital requirement in the stress scenario, while a level of 6% was applied in PCAR. The PCAR was applied on a three year horizon from 2011-2013 compared to the two year 2011-2012 timeline applied by the EBA.

The EBA 2012 stress scenario expects AIB, post recapitalisation, to have a Core Tier 1 capital ratio of 11.7% (including euro 1.4bn contingent capital). There were also additional significant methodology differences applied to AIB in the EBA stress test versus PCAR including future balance sheet size, higher risk weightings, application of higher funding costs and treatment of sovereign and bank credit losses.

The published results confirm that in all scenarios tested, AIB exceeds the EBA stress test threshold of 5% Core Tier 1 capital ratio and a significant capital surplus is evident in both the base and stress scenarios.

To view the summary results including the EBA disclosure templates for AIB please click on the following link:

 http://www.rns-pdf.londonstockexchange.com/rns/5174K_-2011-7-15.pdf

- ENDS -

For further information, please contact:

Alan Kelly	Catherine Burke
Director of Corporate Affairs & Marketing	Head of Corporate Relations & Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date 15 July, 2011

             By: ___________________
Paul Stanley
                         Acting Chief Financial Officer
               Allied Irish Banks, p.l.c.